FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

Ex-CEO in breach of contractual obligations to CryptoLogic

Company seeks return of €1.543 million

February 23, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet casino and branded gaming software, today announced that it has served notice on ex-CEO Javaid Aziz that he is in material breach of various contractual obligations related to his severance from the company.

Upon such material breach, CryptoLogic is entitled to the return of the €1.543 million currently held in escrow in connection with the company’s obligation to pay Mr. Aziz this amount in the event that a change of control of the company occur on or prior to April 30, 2009. The company has accordingly taken steps to seek redress pursuant to its agreements with Mr. Aziz, including seeking the release of the escrow funds.

CryptoLogic continues to assess its legal position and its options in this regard, and reserves the right to take additional steps, and seek additional remedies, as and when appropriate.

“While we regret being forced to take this step, CryptoLogic made substantial payments and commitments to Mr. Aziz in negotiating his severance, and we believe that his failure to adhere to his obligations has been damaging to the company and its shareholders,” said Brian Hadfield, CryptoLogic’s President and CEO. “This action is necessary to protect the interests of the company and its shareholders, which is at all times the sole focus of management and the board.”

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext 229 jgraham@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.